June 4, 2007

Kevin W. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re: Britton & Koontz Capital Corporation (“the Company”)
  Form 10-K for Fiscal Year Ended December 31, 2006, filed March 14, 2007
  Form 8-K filed April 12, 2007
  Form 10-Q for Fiscal Quarter Ended March 31, 2007, filed May 15, 2007
  File No. 001-33009

Dear Mr. Vaughn:

In response to your letter dated May 23, 2007, we submit the following supplemental information that will further explain disclosures in the documents referenced above. We will include the requested information in future filings.

After reviewing this information, if you have additional comments, please let me know.

In connection with the Company’s responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ William M. Salters
William M. Salters
Chief Financial Officer

Form 10-K for Fiscal Year Ended December 31, 2006 (the “Form 10-K”)

Consolidated Statements of Cash Flows, page F-7

1.
a.
The proceeds from the sale of securities at issue were included in the line item, “Proceeds from principal paydowns and maturities of investment securities available-for-sale,” in the Consolidated Statements of Cash Flows in the Form 10-K. The word “sales” was inadvertently omitted from the description of this line item; it should have read “Proceeds from sales, principal paydowns and maturities of investment securities available-for-sale.” The proceeds from the sale of the subject securities were presented in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 in the line item, “Proceeds from sales, maturities and paydowns of investment securities.” Future filings will reflect the correct wording.

b.
The sale of the interest rate swap on August 3, 2006, was disclosed in Form 10-Q for the period ended September 30, 2006.  The cash paid in the sale was equal to the loss recorded.  In future filings, the Company will continue to disclose these transaction in the period of sale.  The proceeds from the sale of this interest rate swap were inadvertently displayed as a loss on the sale of securities. Future filings will present any sales of interest rate swaps in the cash flow line item as either a gain or loss on the sale of other assets.

Note A. Summary of Significant Accounting Policies

Loans, page F-10

2. In future filings, provided that Company is not engaged in securitization activities, the Company will not include any disclosures that refer to securitization activities.

Interest Rate Cap Agreements, page F-13

3.  In future filings, the Company will not include any disclosures that refer to interest rate caps unless the Company had any interest rate caps outstanding during the period.

Note R. Interest Rate Risk Management, page F-32

4.

a.	The Company will discontinue using the phrase “assumed to be completely effective” and begin in future filings to use the phrase “highly effective” in reference to its interest rate swap arrangements.

b.	Future filings will be revised to disclose the information required by paragraphs 44 and 45 of SFAS 133.

Form 10-Q for Fiscal Quarter Ended March 31, 2007

5.

a.
In its Quarterly Report on Form 10-Q for the quarter ending March 31, 2007, the Company disclosed the following in Note G to the Notes to the Consolidated Financial Statements: “On April 12, 2007, the Company sold the $20 million of the securities it had transferred to trading in relation the adoption of SFAS 157 and SFAS 159 along with an additional $35 million of securities it transferred from held to maturity to available-for-sale securities (“AFS”).” In future filings, this sentence will be revised to read as follows: “On April 12, 2007, the Company sold the $20 million of the securities it had transferred to trading in relation the adoption of SFAS 157 and SFAS 159 along with an additional $35 million of its available-for-sale (“AFS”) portfolio.”

b.
We will revise our presentation in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, to reflect a cumulative-effect adjustment to the opening balance of retained earnings.

c.
Future filings will present cash flows related to acquisitions, sales and other changes of trading securities as operating cash flow components in the Consolidated Statement of Cash Flows. The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 will list the amount of trading securities purchased and the cash paydowns as separate line items in the operating activities section of the Consolidated Statement of Cash Flows.